MANAGING FOR GROWTH AND SUCCESS

DAKOTA GROWERS PASTA COMPANY
2006 ANNUAL REPORT

DAKOTA GROWERS PASTA CO.

CONTENTS

2006 FINANCIAL HIGHLIGHTS

(In Thousands, Except Per Share Data)

	2006	2005	DOLLAR CHANGE
Net Revenues	$171,509	$155,619	$15,890↑
Net Income	$ 4,373	$ 2,513	$ 1,860↑
Earnings Per Common Share	$ 0.30	$ 0.19	$ 0.11↑


$152,465
$136,806
$144,679
$155,619
$171,509
2002
2003
2004
2005
2006

Net Revenues
(In Thousands)


$1,834
$(429)
$336
$2,513
$4,373
2002
2003
2004
2005
2006

Net Income
(In Thousands)


$0.16
$(0.03)
$0.03
$0.19
$0.30
2002
2003
2004
2005
2006

Earnings Per
Common Share



JACK DALRYMPLE
CHAIRMAN of the BOARD



TIMOTHY J. DODD
PRESIDENT and CEO

TO OUR SHAREHOLDERS

Fiscal 2006 marked the beginning of a new era for Dakota Growers as opportunities from industry rationalization positioned us for record growth. Our operating results for fiscal 2006 reflect positively on the efforts undertaken during the challenges of 2005. Some of the highlights of fiscal 2006:

- Record net revenues of $171.5 million, up 10% over 2005.
- Net income grew 74% to $4.4 million, compared to $2.5 million in 2005.
- Net earnings increased 58% to 30-cents per common share, compared to 19-cents per common share in 2005.
- Operating income was $8.4 million, compared to $2.9 million in 2005, the highest level since 2002.
- First year since 2001 that the Company paid cash dividends.
- Pasta revenues grew 10% to $159 million, a new Company milestone. Ingredient, foodservice and retail sales grew 31%, 6% and 7%, respectively.

Our continued growth in the ingredient and foodservice markets was the result of further downsizing by our competitors in fiscal 2006. The successful execution of our New Hope expansion plan proved to be a strategic asset as it positioned us to take advantage of business opportunities as they developed. Looking forward into fiscal 2007, we're seeing new opportunities arise that could again allow both the Carrington and New Hope factories to operate at full capacity.

Fiscal 2006 operating results were positively impacted by pasta price increases, higher sales volumes and lower durum costs. These positive factors were partially offset by continued high transportation costs. Freight cost increases during fiscal 2006 were driven by a combination of higher diesel fuel prices and reduced rail and truck availability.

One area of primary concern going forward into fiscal 2007 is the escalating cost of durum due to a 47% reduction in production. Unlike other years, the reduction was not a result of weather or disease, but from acreage reduction due to competing crops. We have generally been successful in obtaining price increases to offset the higher cost of durum. However, the effective dates of the price increases generally lag behind the increase in durum costs, which will have a negative impact on our fiscal 2007 earnings.

Within the retail pasta category, healthy pasta sales are the growth catalyst. Supermarket retail sales declined nearly 9% between 2002 and 2004. The decline is attributed to increased sales in alternative channels, including supercenters, dollar stores and limited assortment retailers that are not tracked by scan data. Another reason for the decline in retail pasta sales during this period is due to consumers shunning carbs, as evidenced by the stellar growth of healthy pastas over the last two years. Retail pasta sales have grown by 1% in 2005 and 2006, mostly due to the introduction of a new 'healthy' category within the pasta aisle. Dollar sales of the top four healthy pasta brands increased 42% during the 52-week period ending October 8, 2006. Without these new products, retail pasta sales would continue to decline.


Market Segment Revenue
(In Millions)
$76.5
$76.7
$81.8
2004
2005
2006
Retail
$40.7
$46.8
$49.8
2004
2005
2006
Foodservice
$12.9
$21.6
$28.2
2004
2005
2006
Ingredient

We are very pleased with our efforts to reposition Dreamfields™ as a healthy pasta brand that is not only preferred by the health conscious consumer, but is in a league of its own when it comes to offering people with diabetes a great tasting pasta that helps manage blood glucose. We believe the diabetic market holds great potential for Dreamfields when considering that there are currently 21 million people with diabetes in the U.S. and that 1 out of 3 children born in the year 2000 will likely be diagnosed with diabetes in their lifetime. Even though our marketing and advertising spending has been much lower when compared to other brands, Dreamfields has become the third fastest growing brand in the entire pasta category and ranks high in consumer loyalty.

The organic market also offered good growth opportunities for Dakota Growers in fiscal 2006. Organic durum grind at the Carrington mill was up 134% compared to fiscal 2005, which ranks the company first in U.S. organic semolina production. We've also seen significant growth in supplying smaller niches of organic pastas under private label, ingredient and foodservice offerings. We believe our organic business will continue to grow in correlation with U.S. organic food sales trends, which climbed 16% over the past year. This can be attributed to consumers believing that organic foods are a healthier choice for their families.

Last year Dakota Growers introduced its farmer direct Identity Preservation (I.P.) program that allowed Series D Delivery Preferred Stock shareholders to enter into production contracts using one of our proprietary durum varieties. We were very pleased with grower/shareholder participation the first year and plan on quadrupling the acres for the 2007 crop year. One positive attribute that surfaced from the I.P. program was grower interest in our ability to arrange for the I.P. crop to be picked up at the farm. This led to Dakota Growers working with local grain haulers to expand the farmer direct program to all durum farmers for our conventional durum requirements on a first come first serve basis. The program is now in full swing and has made a positive impact on our overall durum procurement by eliminating the elevation and handling fees charged by conventional grain elevators.


Operating Income
(In Thousands)
$12,581
$1,830
$3,385
$2,933
$8,415
2002
2003
2004
2005
2006

Our Agronomy research program has begun to pay dividends with a durum variety breakthrough that to date has shown excellent disease resistance, high yields and superior pasta cooking quality. The variety, known as *3141*, is currently in the foundation phase and should be ready for offering under production contracts by the 2008-2009 crop year. Hopefully, this variety will allow the durum industry to combat scab and bring durum production back to the traditional Durum Triangle growing area of North Dakota. This would benefit Dakota Growers by moving durum production closer to the Carrington mill, resulting in lower transportation costs and improved margins.

With the competitive landscape shifting in a favorable direction for Dakota Growers, we are cautiously optimistic that new business opportunities will allow us to continue on a path of sustained growth and profitability. Shareholder liquidity is still a priority for the Board and Management. We know we have great tasks ahead of us, but we've never felt more confident in our ability to rise up and meet the challenges like we did in fiscal 2006.

Sincerely,

Jack Dalrymple

JACK DALRYMPLE
CHAIRMAN of the BOARD

Timothy J. Dodd

TIMOTHY J. DODD
PRESIDENT and CEO

CONSUMER TRENDS

Dakota Growers is at the forefront developing, manufacturing and marketing pastas designed to meet the needs of the food industry. We're selling branded pastas that are on the cutting edge of nutritional technology and supported with marketing that is ahead of the curve.

Consumers are more concerned about health and are looking for products that will help them look good on the outside and feel great on the inside. People are making better choices about the types of carbohydrates in their diet, leading to even more emphasis on carbohydrate research and product development. Researchers are digging deeper to distinguish the differences between types of carbohydrates and the physiological effects carbs have towards promoting digestive health. Through our partnership with DNA Dreamfields Co., LLC and the introduction of Dreamfields™ Healthy Carb Living Pasta, Dakota Growers is involved in product and manufacturing technique research beyond the scope of traditional dry pasta. While the low-carb diet proved to be a fad and not a trend, it did bring to the forefront for both researchers and consumers that understanding carbohydrates is important to overall diet and health.

A "slow carb" movement is gaining momentum as scientists focus attention on how quickly carbohydrates are digested and absorbed as glucose. The Glycemic Index ranks foods on a scale of 1 to 100 based on how quickly it raises the body's blood glucose. High GI foods, like white bread or a baked potato, break down quickly and have an immediate impact on blood glucose levels. Low GI foods, like Dreamfields, are digested more slowly, having a lower impact on blood glucose, increasing satiety, providing sustained energy and helping people lose weight.



GUARANTEED GREAT TASTE!
DREAMFIELDS
HEALTHY CARB LIVING
ROTINI
LASAGNA
SPAGHETTI

Dreamfields is the third fastest growing brand in the pasta category, providing health promoting benefits unique only to this brand and 88% brand loyalty. Dreamfields is part of the new 'healthy' pasta category that has emerged over the last three years, providing renewed growth to what had been declining retail supermarket sales. Dollar sales of the leading four healthy pasta brands grew 42% for the 52-week period ending October 8, 2006. Dollar sales for this category are approaching $100 million.

Traditional Pasta vs. Healthy Pasta* Trends


$1,250,000,000
$1,200,000,000
$1,150,000,000
$1,100,000,000
$1,050,000,000
$1,000,000,000
2002
2003
2004
2005
2006
Traditional Pasta US Supermarket Retail Sales
Healthy Pasta* US Supermarket Retail Sales

* Dreamfields, Healthy Harvest, Barilla Plus, Hodgson Mill
For 52-Week periods ending 9/15.




LASAGNA

PRIVATE LABEL

Private label represents the majority of our retail and foodservice businesses. Few pasta manufacturers are dedicated to private label. As a low-cost producer, we have achieved an industry leading position by providing consistent premium quality pasta, proven sales building customer programs and dedicated customer service. Private label will continue to be an important part of our business strategy as we forge ahead in partnerships that are mutually beneficial to our long-term goals.

Where Consumers Shop

(% Household Shopper Penetration)

Convenience/Gas	43%
Warehouse	50%
Supercenters*	58%
Dollar	67%
Drug	83%
Mass Merchants	87%
Grocery	99%

* Includes Kmart, Target, and Wal-Mart Supercenters
Source: AC Nielsen Channel Blurring & Consumer Trends, August 2006

ORGANIC & WELLNESS

Organic products gained more prominence in the marketplace this year. The most remarkable force this past year includes big box retailers that began selling organic foods. Organic food sales reached $13.9 billion in 2005, growing nearly 16% over the previous year. The majority of people buy organic foods to avoid harmful preservatives and additives and to improve their overall health. Dakota Growers is the largest supplier of 100% organic durum wheat semolina in the U.S. while supplying smaller niches of organic pastas under private label, ingredient and foodservice offerings.



Reasons People Buy Natural and Organic Health Products
Higher Quality 7%
Sustainable 7%
Better Taste 8%
Safety 42%
(Avoid preservatives and unnatural additives)
Uniqueness 13%
Healthfulness 22%
Source: Avero Research, May 2006

CHILD NUTRITION

Another growth area in health is whole grain. Dakota Growers launched three retail private label programs this year offering whole grain/whole wheat pastas in both organic and conventional formulas. The University of Notre Dame serves Dakota Growers Whole Grain/Whole Wheat pasta as a healthier offering to students and faculty.

Congress enacted a law in 2004 requiring all public schools to establish a school wellness policy by September 2006, emphasizing better nutrition and exercise. School districts throughout Georgia, Connecticut, New Jersey, New York, Virginia and elsewhere are now serving Dreamfields Pasta because it's a healthy high fiber pasta and kids love the taste. In addition, some school districts are now serving Dakota Growers Whole Grain/Whole Wheat pastas.





INSTITUTIONAL GROWTH

Dakota Growers has made a strong effort over the last three years to increase our sales in the ingredient and foodservice channels while diversifying our retail portfolio. Industry rationalization over the last 18 months has greatly affected our ability to increase sales to the ingredient segment. At the same time, our commitment to quality assurance, food safety and sanitation systems makes Dakota Growers the pasta choice among leading food processors in the United States.

Continuity in pasta performance is why over half of the top 20 restaurant chains that menu pasta serve Dakota Growers. Consistent product performance is critical to chains who need to maintain uniform cooking procedures across multiple units with a diversified and changing staff. Continuity and quality are also critical when our pasta is a component of a meal kit such as salads, frozen entrées, or dry dinner mixes.


Dakota Growers
Segment Revenues
(In Millions)
$40.7
$46.8
$49.8
$12.9
$21.6
$28.2
2004
2005
2006
2004
2005
2006
Foodservice
Ingredient

FOOD SAFETY

Dakota Growers employs impeccable food safety and food quality programs that instill trust in our pasta products. We offer customers identity preservation programs to ensure food security and traceability from the field to the plate. Our unique relationship with durum wheat growers, integrated durum milling and pasta production facilities and information technology systems enable both forward and backward tracking. Not only does identity preservation allow us to segregate durum wheat varieties for specific cooking quality characteristics, IP also ensures food security.

Dakota Growers quality assurance, food safety and sanitation systems are recognized by leading third party auditing firms who consistently score Dakota Growers above 90%.

AGRONOMY



Agronomy research is a long-term commitment at Dakota Growers. Our two-pronged vision includes the development of durum wheat varieties that provide superior pasta cooking characteristics and equally important, varieties that will thrive under the growing conditions in the Northern Plains.

The 2006 growing season was our first year in offering producer contracts to our Series D Delivery Preferred Stock shareholders. *Grand d'oro*, our first released durum variety bred in conjunction with WestBred, Inc. had excellent yields, even in a drought year. Plus, quality characteristics of *Grand d'oro* were also very high to excellent. We have in the pipeline another new variety, *3141*, that is very promising. To date *3141* has shown superior pasta cooking quality, high yield and excellent fusarium head blight resistance.



FORWARD-LOOKING STATEMENTS

Certain information included throughout this annual report and other Company reports, SEC filings, statements and presentations is forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements concerning the Company's anticipated operating results, financial resources, changes in revenues and costs, growth and expansion, and research and development programs. Such forward-looking information involves important risks and uncertainties that could significantly affect actual results and cause them to differ materially from expectations, expressed herein and in other Company reports, SEC filings, statements and presentations. Such risks include, but are not limited to: a) consumer trends, b) the competitive environment in the semolina and pasta industries, c) pasta, semolina and by-product prices, d) durum wheat and other input costs, e) product concentration, f) product liability and g) government regulation and trade policies.

MARKET FOR THE REGISTRANT'S COMMON STOCK AND RELATED STOCKHOLDER MATTERS

There is no established public trading market for the Company's Common Stock or Preferred Stock. As of October 16, 2006 there were 1,312 holders of the Company's Common Stock.

Ownership of shares of Common Stock may be transferred subject only to the requirements of the applicable securities laws. Holders of Series D Delivery Preferred Stock have a delivery right, but not a delivery obligation, to sell durum to the Company. The Company must approve all transfers of shares of Series D Delivery Preferred Stock.

Two unrelated companies, Variable Investment Advisers, Inc. (VIA) and Alerus Securities have established Alternative Trading Systems (ATS) to facilitate trading of the Company's Common Stock. We do not implicitly or explicitly endorse VIA, Alerus Securities or their respective web sites, and we are not responsible for products and services that VIA or Alerus Securities provide. We do not stand behind VIA or Alerus Securities or receive any fees from either of them in connection with the services offered on their respective web sites. Links to the respective web sites of VIA and Alerus Securities are available through the "Investors" portion of the Company's website at *www.dakotagrowers.com*.

Trading volumes of the Company's Common Stock have been minimal to date.

On December 15, 2005, the Company's Board of Directors authorized the payment of $0.04 per share dividend on its Series D Delivery Preferred Stock and a non-periodic dividend payment of $0.04 per share on its common stock, payable on January 10, 2006 to shareholders of record as of December 19, 2005. The Company did not declare or pay any dividends in fiscal year 2005.

TABLE OF CONTENTS

SELECTED FINANCIAL DATA

The selected financial data presented on page 13 for the fiscal years ended July 31, 2002 through 2006 has been derived from the audited consolidated financial statements of the Company (and the Cooperative for the period presented prior to the Cooperative's conversion to a corporation). The conversion of Dakota Growers Pasta Company from a cooperative to a corporation, completed effective July 1, 2002, was accounted for as an exchange between related parties; therefore, no gain or loss was recognized at the time of conversion and the book value of the assets and liabilities of the Cooperative carried over to the Company. The comparability of results after the conversion versus those in prior periods is affected by the income tax status change associated with the conversion.

Effective May 1, 2005, the Company began to include DNA Dreamfields Company, LLC in its consolidated financial statements. The financial statements for prior fiscal years have not been restated and therefore do not include consolidated data pertaining to DNA Dreamfields. The Company has included consolidated amounts for DNA Dreamfields in the income statement for the years ending July 31, 2005 and 2006. See Note 2 of the consolidated financial statements for additional information.

The selected financial data set forth in this section should be read in conjunction with the Company's consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this report.

SELECTED FINANCIAL DATA

(In Thousands, Except Per Share Data and Ratios)

	Fiscal year ended July 31				
	2006	2005	2004	2003	2002
INCOME STATEMENT DATA					
Net revenues	**$ 171,509**	$ 155,619	$ 144,679	$ 136,806	$ 152,465
Cost of goods sold	**148,904**	136,179	132,245	125,160	130,502
Gross profit	**22,605**	19,440	12,434	11,646	21,963
Marketing, general and administrative expenses	**14,190**	16,507	8,345	9,816	9,382
Loss on asset impairment	**–**	–	704	–	–
Operating income	**8,415**	2,933	3,385	1,830	12,581
Other expense - net	**(2,143)**	(1,817)	(2,835)	(2,364)	(3,365)
Noncontrolling interests	**894**	3,003	–	–	–
Income (loss) before income taxes	**7,166**	4,119	550	(534)	9,216
Charge to record deferred taxes upon conversion from a cooperative to a corporation (1)	**–**	–	–	–	6,105
Income tax expense (benefit)	**2,793**	1,606	214	(105)	1,277
Net income (loss)	**4,373**	2,513	336	(429)	1,834
Dividends on preferred stock	**451**	–	–	3	10
Net earnings (loss) on common stock	**$ 3,922**	$ 2,513	$ 336	$ (432)	$ 1,824
Net earnings (loss) per common share - Basic	**$ 0.30**	$ 0.19	$ 0.03	$ (0.03)	$ 0.16
Weighted average common shares outstanding - Basic	**13,169**	$ 13,169	12,265	12,355	11,382
Cash dividends declared per common share	**$ 0.04**	$ –	$ –	$ –	$ –

	As of July 31				
	2006	2005	2004	2003	2002
BALANCE SHEET DATA					
Cash	**$ 343**	$ 229	$ 589	$ 5	$ 2,866
Working capital	**23,273**	20,156	16,586	13,429	23,013
Total assets	**134,249**	135,130	119,415	122,390	125,541
Long-term debt (excluding current maturities)	**28,545**	25,385	21,087	28,263	38,274
Redeemable preferred stock	**–**	7	20	33	54
Stockholders' equity	**64,592**	61,132	58,619	53,818	56,090
OPERATING DATA					
Ratio of long-term debt to stockholders' equity	**.44x**	.42x	.36x	.53x	.68x

(1) Prior to conversion, the Cooperative had not recorded deferred taxes for temporary differences that were likely to be eliminated through patronage allocations. Upon conversion to a corporation effective July 1, 2002, the Company recorded deferred tax assets and liabilities for the tax effects of any temporary differences existing between income tax and financial reporting on the date of the change. In recording such deferred tax assets and liabilities upon conversion to a corporation, the Company recorded a nonrecurring, non-cash income tax charge of $6,105,000 during the year ended July 31, 2002.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Summary

Dakota Growers is the third largest pasta manufacturer in North America. The Company has two production plants, located in Carrington, North Dakota and New Hope, Minnesota and generates a majority of its revenues from manufacturing pasta for the retail store brand and institutional markets, although we serve and continually look for opportunities in the entire dry pasta industry. Our identity preservation program provides our customers food safety, traceability and quality from the field to the plate. The Company also has a certified organic program and markets organic pasta through its Dakota Growers Pasta Co.® retail label, as well as into the private label retail, foodservice, and ingredient markets. The Company competes through low cost production, high product quality, flexibility and customer service.

Net income for the year ended July 31, 2006 totaled $4.4 million compared to net income of $2.5 million for the year ended July 31, 2005. Net earnings per basic common share, after the effect of dividends paid on the Company's Series D Delivery Preferred Stock, were $0.30 per share for the year ended July 31, 2006 compared to $0.19 for the year ended July 31, 2005. The company paid dividends of $451,000 ($0.04 per share) on its Series D Delivery Preferred Stock and $527,000 ($0.04 per share) on its common stock during the second quarter of fiscal year 2006.

The Company's net revenues increased 10.2% for the year ended July 31, 2006 when compared to the year ended July 31, 2005. The revenue increase was primarily due to higher pasta sales volumes. Benefits derived from increased sales and lower durum costs were partially offset by continued high transportation costs. Freight cost increases during fiscal year 2006 were driven by a combination of higher diesel fuel prices and reduced rail and truck availability. However, diesel fuel prices have declined in the first quarter of fiscal year 2007 when compared to the fiscal year 2006 levels. The effectiveness of the Company's rail programs was diminished in fiscal year 2006 as lower finished goods inventory levels limited the Company's ability to utilize rail programs to forward warehouses.

During fiscal year 2006, the Company undertook a $15 million capital project at its New Hope, Minnesota facility to better balance its pasta production capabilities and improve operating costs. A main component of this project was the installation of a new, state-of-the-art short goods production line. The new short goods line, which became operational during the Company's second quarter of fiscal 2006, increased the New Hope plant's capacity by 35% to approximately 230 million pounds annually. However, higher conversion costs per unit at the New Hope facility during the installation and start-up of the new production line negatively impacted the Company's results for fiscal year 2006. The Company also recorded a $598,000 loss on disposal during the year ended July 31, 2006 related to the retirement of certain equipment in conjunction with the capital project at the New Hope facility.

The Company increased its economic ownership in DNA Dreamfields to 47% effective May 2005. DNA Dreamfields was formed by the Company and other food technology, manufacturing and consumer products marketing enterprises to develop, manufacture and sell low digestible carbohydrate pasta, rice and potatoes under the Dreamfields™ brand name. In conjunction with the Company's increase in ownership in DNA Dreamfields, the DNA Dreamfields operating agreement was amended whereby Dakota Growers was named the managing member of DNA Dreamfields. The Company is the exclusive manufacturer of Dreamfields™ pasta, and provides administrative, accounting, information technology, sales, customer service and distribution services to DNA Dreamfields.

The Company believes that the Dreamfields™ line of products is well suited for consumers seeking healthy eating alternatives. Dreamfields™ pasta has a 65% lower glycemic index than regular pasta as well as 5 grams of digestible carbs and 5 grams of fiber per serving. The Dreamfields™ pasta products carry a higher selling price and higher profit margins than traditional pasta. Initial shipments of Dreamfields™ pasta to customer distribution centers began in February 2004.

In 2005, a new trend toward high fiber products developed, displacing some of the low carbohydrate consumption. While still small relative to the total pasta category, the consumption of these whole wheat/whole grain products continues to grow. Dreamfields™ pasta offers fiber benefits similar to the levels of other whole wheat/whole grain pastas while maintaining the integrity of the taste and low carbohydrate traits. Dakota Growers also manufactures and sells traditional whole wheat/whole grain pastas.

The cost of production of dry pasta is significantly impacted by changes in durum wheat prices, which have varied widely in recent years. The Company attempts to manage the risk associated with durum wheat cost fluctuations through cost pass-through mechanisms with our customers and forward purchase contracts for durum wheat. Volatility with respect to the price of the basic raw material for the Company's products leaves it subject to wide variation in its costs from year to year. As a result, factors which impact the size and quality of the durum wheat crop and the availability of such wheat in the United States and Canada can have a material adverse impact on the Company. Those factors include such variables as producer strategies, the weather in durum wheat production areas in the United States, Canada and other parts of the world, and import and export policies and regulations. Durum prices have significantly escalated in the first quarter of fiscal year 2007 compared to fiscal year 2006. The Company has generally been successful in obtaining price increases to offset the higher cost of durum. However, the effective dates of the price increases generally lag the increase in durum costs which may have a negative impact on the Company's first and second quarters of fiscal year 2007.

Freight costs represent approximately 15% of cost of goods sold. Beginning in calendar year 2004, new regulations in the trucking industry and significant increases in fuel costs, which accelerated in 2005 and 2006, have dramatically impacted the Company's costs. Additionally, packaging material costs, which traditionally represent 15% of cost of goods sold, continue to increase.

Critical Accounting Policies

The accompanying discussion and analysis of the Company's results of operations and financial condition are based upon its consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. These estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We base our estimates and judgments on historical experience and on various other assumptions that we believe are reasonable under the circumstances. However, future events are subject to change and the best estimates and judgments may require adjustment. For a complete description of the Company's significant accounting policies, please see Note 1 to the consolidated financial statements. Our critical accounting policies are those that have meaningful impact on the reporting of our financial condition and results, and that require significant management judgment and estimates. These policies include our accounting for (a) allowance for doubtful accounts, (b) inventory valuation, (c) asset impairment, and (d) income taxes.

Allowance for Doubtful Accounts

We evaluate the collectibility of our accounts receivable based on a combination of factors. In cases where we are aware of circumstances that may impair a specific customer's ability to meet its financial obligations to us, we record a specific allowance against amounts due to us, and thereby reduce the net recognized receivable to the amount we reasonably believe will be collected. For all other customers, we recognize allowances for doubtful accounts based on the length of time the receivables are past due and our historical experience. If the financial condition of our customers would deteriorate, additional allowances may be required in the future which could have an adverse impact on our future operating results.

Inventory Valuation

Inventories are stated at the lower of cost or market, determined on a first-in, first-out (FIFO) basis, using product specific standard costs. The Company analyzes variances between actual manufacturing costs incurred and amounts absorbed at inventory standard costs. Inventory valuations are adjusted for these variances as applicable. The Company regularly evaluates its inventories and recognizes inventory allowances for discontinued and slow-moving inventories based upon these evaluations.

Asset Impairment

We are required to evaluate our long-lived assets, including goodwill, for impairment and write down the value of any assets if they are determined to be impaired. Evaluating the impairment of long-lived assets involves management judgment in estimating the fair values and future cash flows related to these assets. The Company recognized a loss on asset impairment related to certain pasta production equipment totaling $704,000 during the year ended July 31, 2004. Future events could cause management to conclude that impairment indicators exist and that the value of certain long-lived assets is impaired.

Income Taxes

In determining income (loss) for financial statement purposes, management must make certain estimates and judgments in calculating tax liabilities and in determining the recoverability of certain deferred tax assets. Deferred tax assets must be reduced by a valuation allowance, if based on the weight of available evidence, it is more likely than not that some portion or all of the recorded deferred tax assets will not be realized in future periods. Management believes it is likely that the deferred tax assets as of July 31, 2006 will be realized through the generation of future taxable income and tax planning strategies.

Basis of Presentation

Effective May 1, 2005, the Company began to include DNA Dreamfields in its consolidated financial statements. The financial statements for prior fiscal years have not been restated and therefore do not include consolidated data pertaining to DNA Dreamfields. The Company has included consolidated amounts for DNA Dreamfields in the income statement for the years ending July 31, 2006 and 2005. See Note 2 of the consolidated financial statements for additional information.

Results of Operations

Comparison of Fiscal Years ended July 31, 2006 and 2005

Net Revenues. Net revenues increased $15.9 million, or 10.2%, to $171.5 million for the year ended July 31, 2006, from $155.6 million for the year ended July 31, 2005. The increase resulted from higher pasta sales volumes, particularly in the ingredient market.

Revenues from the retail market, a portion of which includes co-pack and governmental sales, increased $5.0 million, or 6.6%, for the year ended July 31, 2006 due to a 3.7% increase in average selling prices and a 2.8% increase in volume. Foodservice revenues increased $3.1 million, or 6.5%, for the year ended July 31, 2006 due to a 2.5% increase in average selling prices and a 4.0% increase in volume. Ingredient revenues increased $6.6 million, or 30.7%, due to increased sales volumes to new and existing customers.

The Company markets semolina production in excess of its own requirements as well as durum wheat flour, other flour blends and by-products of the durum milling process. Revenues from mill product sales for the year ended July 31, 2006 totaled $11.7 million, an increase of $1.2 million from the prior year. The increase was primarily due to higher semolina sales volumes.

Cost of Goods Sold. Cost of goods sold totaled $148.9 million for the year ended July 31, 2006, an increase of 9.3% compared to the $136.2 million reported for the year ended July 31, 2005. The increase was mainly due to higher sales volumes relative to the prior year. Gross profit as a percentage of net revenues increased to 13.2% in fiscal year 2006 compared to 12.5% in fiscal year 2005, largely due to benefits derived from lower durum costs, which were partially offset by the negative impacts of higher freight costs.

Marketing, General and Administrative ("MG&A") Expenses. MG&A expenses decreased $2.3 million, or 14.0%, to $14.2 million for the year ended July 31, 2006, from $16.5 million for the year ended July 31, 2005. The decrease is primarily due to the reduction in consumer advertising for Dreamfields™ pasta products. MG&A expenses as a percentage of net revenues decreased from 10.6% to 8.3%.

Interest Expense. Interest expense for the year ended July 31, 2006, totaled $2.6 million, up $0.3 million from $2.3 million for the year ended July 31, 2005. The increase was mainly due to higher interest rates. Cash and equity patronage refunds received from CoBank totaling $144,000 and $114,000 have been netted against interest expense for the years ended July 31, 2006 and 2005, respectively.

Gain (Loss) on Disposition of Property, Equipment and Other Assets. The Company incurred a Loss on Disposition of $0.5 million during fiscal year 2006. Virtually all of this loss was related to the retirement of certain equipment in conjunction with the capital project at the New Hope, Minnesota facility.

Other Income, net. Other income totaled $1.0 million for the year ended July 31, 2006 and $0.4 million for the year ended July 31, 2005. U.S. Customs and Border Protection ("Customs") has distributed antidumping and countervailing duties assessed on certain pasta imported from Italy and Turkey to affected domestic producers pursuant to the Continued Dumping and Subsidy Offset Act of 2000 (the "Offset Act"), which was enacted in October 2000. The Company received net payments in the amount of $1.1 million and $0.4 million in fiscal years 2006 and 2005, respectively, under the Offset Act. These amounts have been classified as other income. The Company cannot reasonably estimate the potential amount, if any, that it may receive under the Offset Act in future periods as any such amount will be based upon future events over which the Company has little or no control, including, but not limited to, the amount of expenditures by domestic pasta producers and the amount of antidumping and countervailing duties collected by Customs.

Noncontrolling Interests. Noncontrolling interests reflects the portion of the DNA Dreamfields net loss allocable to the other members of DNA Dreamfields. The loss allocated to those other members totaled $0.9 million and $3.0 million for the years ended July 31, 2006 and 2005, respectively. The $2.1 million decrease was due to a reduction in the net loss reported by DNA Dreamfields for the year ended July 31, 2006, when compared to the prior year, partially offset by the Company's increased ownership interest in DNA Dreamfields.

Income Taxes. Income tax expense for the years ended July 31, 2006 and 2005 totaled $2.8 million and $1.6 million, respectively, reflecting an effective corporate income tax rate of approximately 39%.

Net Income. Net income for the year ended July 31, 2006 totaled $4.4 million, an increase of $1.9 million compared to net income of $2.5 million for the year ended July 31, 2005. Net earnings available to common shareholders for the year ended July 31, 2006 totaled $3.9 million after reducing net income for dividends declared on preferred stock.

Comparison of Fiscal Years ended July 31, 2005 and 2004

Net Revenues. Net revenues increased $10.9 million, or 7.6%, to $155.6 million for the year ended July 31, 2005, from $144.7 million for the year ended July 31, 2004. The increase resulted from higher pasta sales volumes, particularly in the foodservice and ingredient markets.

Revenues from the retail market, a portion of which includes co-pack and governmental sales, increased $0.2 million, or 0.3%, for the year ended July 31, 2005 due to a 7.7% increase in average selling prices offset by volume declines. A significant factor contributing to retail volume declines was a decrease in co-pack sales, primarily to New World Pasta Company. Foodservice revenues increased $6.1 million, or 14.9%, primarily due to sales volume growth associated with sales under the New World Pasta license agreement combined with new customer sales. The Company entered into a license agreement with New World Pasta Company in September 2004, which gave the Company the exclusive right to produce and market pasta products bearing the Ronzoni, Prince, San Giorgio and Mrs. Weiss brands in the foodservice market. Ingredient revenues increased $8.7 million, or 67.4%, due to sales volume increases primarily associated with the addition of one customer in this market.

The Company markets semolina production in excess of its own requirements as well as durum wheat flour, other flour blends and by-products of the durum milling process. Revenues from mill product sales for the year ended July 31, 2005 totaled $10.6 million, down $3.9 million from the prior year. The decrease resulted from lower semolina sales volumes as the Company utilized a larger portion of its semolina production for internal pasta production purposes.

The consolidation of DNA Dreamfields in the Company's consolidated financial statements for fiscal year 2005 did not have a material impact on net revenues when compared to fiscal year 2004.

Cost of Goods Sold. Cost of goods sold totaled $136.2 million for the year ended July 31, 2005, an increase of 3.0% compared to the $132.2 million reported for the year ended July 31, 2004, mainly due to higher sales volumes relative to the prior year. Gross profit as a percentage of net revenues increased to 12.5% in fiscal year 2005 compared to 8.6% in fiscal year 2004 due to various factors including lower per unit manufacturing costs resulting from increased factory utilization. These positive factors were partially offset by the negative impacts of higher freight costs. The impact of including DNA Dreamfields in the Company's consolidated financial statements for fiscal year 2005 accounted for approximately one-half of the 3.9% change in gross profit percentage improvement.

Marketing, General and Administrative ("MG&A") Expenses. MG&A expenses increased $8.2 million, or 97.8%, to $16.5 million for the year ended July 31, 2005, from $8.3 million for the year ended July 31, 2004. The impact of including DNA Dreamfields in the Company's consolidated financial statements for the year ended July 31, 2005 accounted for 75% of the increase in MG&A expenses, and related primarily to consumer advertising. The remainder of the increase in MG&A resulted from a variety of factors, the most significant of which were increased customer marketing support associated with Dreamfields™ pasta products and increased research and development costs. MG&A expenses as a percentage of net revenues increased from 5.8% to 10.6%.

Loss on Asset Impairment. The Company recorded a loss on asset impairment of $0.7 million during the year ended July 31, 2004. The impairment loss related to certain pasta production equipment which was under a purchase option agreement that expired in July 2004. Upon review, the Company determined the asset was impaired and adjusted to fair value which was estimated based on the current market conditions for similar equipment.

Net Loss Allocated from Joint Venture. The Company did not report a net loss allocation from joint venture for the year ended July 31, 2005 as the Company included DNA Dreamfields in the consolidated financial statements for fiscal year 2005 (See also Note 2 – DNA Dreamfields Company, LLC of the consolidated financial statements). The net loss allocated from joint venture totaled $0.6 million for the year ended July 31, 2004, and represents the Company's allocable share of net losses from DNA Dreamfields Company, LLC based upon its 24% ownership interest during that period.

Interest Expense. Interest expense for the year ended July 31, 2005, totaled $2.3 million, down $0.5 million from $2.8 million for the year ended July 31, 2004. The decrease was mainly due to lower average outstanding debt levels. Cash and equity patronage refunds received from CoBank totaling $114,000 and $103,000 have been netted against interest expense for the years ended July 31, 2005 and 2004, respectively.

Other Income, net. Other income totaled $0.4 million and $0.5 million for the years ended July 31, 2005 and 2004, respectively. The Company received net payments in the amount of $0.4 million and $0.6 million in fiscal years 2005 and 2004, respectively, under the Offset Act. These amounts have been classified as other income. The Company cannot reasonably estimate the potential amount, if any, that it may receive under the Offset Act in future periods as any such amount will be based upon future events over which the Company has little or no control, including, but not limited to, the amount of expenditures by domestic pasta producers and the amount of antidumping and countervailing duties collected by Customs.

Noncontrolling Interests. Noncontrolling interests reflect the portion of the DNA Dreamfields net loss allocable to the other members of DNA Dreamfields for the year ended July 31, 2005.

Income Taxes. Income tax expense for the years ended July 31, 2005 and 2004 totaled $1.6 million and $0.2 million, respectively, reflecting an effective corporate income tax rate of approximately 39%.

Net Income. Net income for the year ended July 31, 2005 totaled $2.5 million, an increase of $2.2 million compared to net income of $0.3 million for the year ended July 31, 2004.

Liquidity and Capital Resources

The Company's primary sources of liquidity are cash provided by operations and borrowings under its revolving credit facility. Net working capital as of July 31, 2006 was $23.3 million compared to $20.2 million as of July 31, 2005.

Effective June 1, 2006, the Company secured a $25 million revolving credit facility with CoBank that extends through May 30, 2007. Interest on the revolving line is currently charged at a variable rate established by CoBank based on CoBank's cost of funds, although the facility also allows for a fixed rate option. The Company had $25 million available for borrowings under the line of credit as of July 31, 2006.

The Company also has a $19.0 million term loan facility with CoBank. The balance outstanding under the term loan was $19.0 million as of July 31, 2006 and no further borrowings are available under the term loan facility.

The Master Loan Agreement with CoBank contains certain restrictive covenants including, but not limited to, financial covenants which require the Company to maintain, at the end of each of the Company's fiscal quarters, a minimum current ratio of 1.20 to 1.0, a maximum total debt to earnings before interest, taxes, depreciation and amortization ("EBITDA") of 4.25 to 1.0, a minimum fixed charge ratio of 1.15 to 1.0, and a minimum tangible net worth level of at least $40 million adjusted for subsequent earnings and capital contributions.

The Company's long-term financing is also provided through secured notes held by institutional investors. The Note Purchase Agreement (as amended) with the institutional investors requires the Company to maintain the following: (a) consolidated net worth of not less than the sum of (1) $27,000,000 plus (2) an aggregate amount equal to 30% of consolidated net income for each completed fiscal year beginning with the fiscal year ended July 31, 1998, (b) a trailing twelve month ratio of consolidated cash flow to consolidated fixed charges of not less than 2.0 to 1.0 at the end of each fiscal quarter, and (c) a ratio of consolidated funded debt to consolidated cash flow ratio not to exceed 3.0 to 1.0 determined at the end of each fiscal quarter for the immediately preceding four fiscal quarters. The Notes (as amended) require the rate of interest on the unpaid balance be increased by one percent at any time that either (a) the ratio of the Company's consolidated funded debt to consolidated cash flow is greater than 3.0 to 1.0 as of the end of each fiscal quarter for the immediately preceding four fiscal quarters or (b) the Securities Valuation Office of the National Association of Insurance Commissioners has not assigned a designation category of "1" or "2" to the Notes.

The Company was in compliance with all debt covenants as of July 31, 2006.

Net cash from operations totaled $19.1 million and $12.7 million for the years ended July 31, 2006 and 2005, respectively. The $6.4 million net increase from fiscal year 2005 to 2006 was attributable to a $1.9 million increase in net income, a decrease in receivables and inventories, and an increase in accounts payable. The decrease in inventories from the year ended July 31, 2005 to the year ended July 31, 2006 related to the Company's utilization of inventories built-up over the latter portion of fiscal year 2005 to compensate for the reduced pasta production volumes resulting from the production upgrade project at the New Hope manufacturing facility. The $2.1 million net increase from fiscal year 2004 to 2005 was attributable to a $2.2 million increase in net income and $5.4 million of accrued promotional costs applied to marketing prepayments related to U.S. Foodservice, offset partially by an increase in inventories. In March 2005, the Company entered into an agreement with U.S. Foodservice which finalized the economic terms and conditions governing the purchase of dry pasta products by U.S. Foodservice from the Company. The agreement included provisions to apply accrued promotional amounts to marketing prepayments which reduced the time to recover the unamortized portion of these marketing prepayments made to U.S. Foodservice. The agreement also eliminated the Company's right to be the exclusive supplier of dry pasta products to U.S. Foodservice and does not provide for minimum purchase commitments by U.S. Foodservice. The increase in inventories from July 31, 2004 to July 31, 2005 primarily related to inventory build-up in conjunction with the production upgrade project at the New Hope, Minnesota manufacturing facility.

Net cash used for investing activities totaled $10.8 million, $16.0 million, and $4.8 million for the years ended July 31, 2006, 2005 and 2004, respectively. A majority of the net cash used for investing activities for the year ended July 31, 2006 related to capital expenditures for the New Hope upgrade project. The $11.2 million increase in net cash used for investing activities for fiscal year 2005 when compared to fiscal year 2004 related to increased fixed asset expenditures in conjunction with the New Hope production upgrade project and increased investments in DNA Dreamfields. The Company made aggregate investments in DNA Dreamfields Company, LLC totaling $7.0 million and $2.5 million during fiscal years 2005 and 2004, respectively.

Net cash used for financing activities totaled $8.2 million and $5.3 million for the years ended July 31, 2006 and 2004. Net cash from financing activities totaled $2.9 million for the year ended July 31, 2005. The $8.2 million of net cash used for financing activities for the year ended July 31, 2006 related primarily to principal payments on short-term and long-term debt. The $2.9 million of net cash from financing activities for the year ended July 31, 2005 included $9.1 million in borrowings under the CoBank secured term loan facility to finance the New Hope production upgrade project and investments in DNA Dreamfields and $7.2 million for scheduled debt principal payments. The $5.3 million of net cash used for financing activities for the year ended July 31, 2004 related primarily to principal payments on long-term debt offset by net proceeds of $4.5 million received upon the issuance of common stock to MVC Capital, Inc.

The Company increased its economic ownership in DNA Dreamfields from 24% to 30% effective November 2004, and to 47% effective May 2005. In connection with the latest investment in DNA Dreamfields, the Company and the other member/owners of DNA Dreamfields also entered into an Amended and Restated DNA Dreamfields Company, LLC Operating Agreement, under which the Company was named as the "Managing Member" of DNA Dreamfields. As such, the Company has authority to make all decisions with respect to DNA Dreamfields, its business, assets and operations that do not expressly require either a unanimous vote of the member/owners of DNA Dreamfields or a "Super Majority" vote of the holders of 75% of the outstanding Membership Units in DNA Dreamfields.

The Company also entered into a "2005 Line of Credit Loan Agreement" with DNA Dreamfields in the fourth quarter of fiscal year 2005. Under that Agreement, the Company has agreed to loan up to $5.0 million to DNA Dreamfields, with DNA Dreamfields able to repay and reborrow amounts under the Line of Credit Loan Agreement from time to time. Interest on amounts outstanding under the Line of Credit Loan Agreement will accrue from the date of any advance at a variable rate ranging from a high of the then-current LIBOR thirty day rate plus 8.0% per annum to a low of the then-current LIBOR thirty day rate plus 5.0% per annum based on the adjusted income of DNA Dreamfields. Interest is payable on a monthly basis. Principal payments due to the Company on a monthly basis will equal DNA Dreamfields monthly net income (as determined in accordance with generally accepted accounting principles) reduced by any cash or other reserves established by DNA upon the decision of the Company as the managing member of DNA Dreamfields. The Line of Credit Loan Agreement matures on May 31, 2010. DNA Dreamfields is also required to comply with certain financial covenants under the Line of Credit Loan Agreement. To secure DNA Dreamfield's obligations under the 2005 Line of Credit Loan Agreement, the member/owners of DNA Dreamfields other than the Company have pledged their Membership Units in DNA Dreamfields to the Company pursuant to a "LLC Unit Pledge Agreement".

The following table summarizes the Company's contractual obligations as of July 31, 2006 (in thousands):

CONTRACTUAL OBLIGATIONS	Total	Payments Due in Less Than 1 Year	Payments Due in 1-3 Years	Payments Due in 4-5 Years	Payments Due After 5 Years
Long-term debt	$ 35,316	$ 6,771	$ 23,745	$ 4,800	$ –
Durum purchase obligations	15,873	15,873	–	–	–
Warehouse obligations	3,425	1,881	1,537	–	–
Operating leases	1,423	954	455	14	–
	$ 56,037	$ 25,486	$ 25,737	$ 4,814	$ –

The Company forward contracts for a certain portion of its future durum wheat requirements. At July 31, 2006, the Company had outstanding commitments for grain purchases totaling $15.9 million related to forward purchase contracts. These contracts are set price contracts to deliver grain to the Company's mill, and are not derivative in nature as they have no net settlement provision and are not transferable.

Management believes that net cash to be provided by operating activities, along with amounts available under its line of credit will be sufficient to meet the Company's expected capital and liquidity requirements for the foreseeable future.

Recently Issued Accounting Standards

The FASB issued SFAS No. 151, "Inventory Costs, an amendment of ARB 43, Chapter 4" in November 2004. This Statement amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) so as to require such costs to be treated as current period charges. Further, this Statement requires that the allocation of fixed overhead costs to the inventoriable production costs be based on the normal capacity of the production facilities. The provisions of this Statement are effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company adopted SFAS No. 151 in the quarter ended October 31, 2005. The adoption of this Statement did not have a material impact on its financial statements. However, future changes in the Company's production or logistics could have a material impact on the Company's financial statements as a result of SFAS No. 151.

In June 2006, the FASB issued FASB *Interpretation* No. 48 (FIN No. 48), "Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109", which clarifies the accounting for uncertainty in income taxes recognized in accordance with SFAS No. 109, "Accounting for Income Taxes." FIN No. 48 clarifies the application of SFAS No. 109 by defining criteria that an individual tax position must meet for any part of the benefit of that position to be recognized in the financial statements. Additionally, FIN No. 48 provides guidance on the measurement, de-recognition, classification and disclosure of tax positions along with the accounting for the related interest and penalties. The provisions of FIN No. 48 are effective for the fiscal years beginning after December 15, 2006, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The Company will be required to adopt FIN No. 48 for its fiscal year beginning August 1, 2007. The Company does not expect this Statement to have a material impact on its financial statements upon adoption. However, future changes in the Company's income tax situation may have a material impact on the Company's financial statements as a result of this Statement.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the risk of loss to future earnings, to fair values or to future cash flows that may result from changes in the price of a financial instrument. The value of a financial instrument may change as a result of changes in interest rates, commodity prices, exchange rates, equity prices and other market changes. Market risk is attributed to all market-risk sensitive financial instruments, including long-term debt.

The Company forward contracts for a certain portion of its future durum wheat requirements. These contracts are set price contracts to deliver grain to the Company's mill, and are not derivative in nature as they have no net settlement provision and are not transferable. The Company does not believe it is subject to any material market risk exposure with respect to interest rates, commodity prices, exchange rates, equity prices, or other market changes that would require disclosure under this item.

CONSOLIDATED STATEMENTS OF OPERATIONS

Years Ended July 31, 2006, 2005 and 2004
(In Thousands, Except Per Share Amounts)

	2006	2005	2004
Net revenues (net of discounts and allowances of $26,474, $24,184 and $21,188 for 2006, 2005 and 2004, respectively)	**$ 171,509**	$ 155,619	$ 144,679
Cost of goods sold	**148,904**	136,179	132,245
Gross profit	**22,605**	19,440	12,434
Marketing, general and administrative expenses	**14,190**	16,507	8,345
Loss on asset impairment	**–**	–	704
Operating income	**8,415**	2,933	3,385
Other income (expense)			
Interest expense, net	**(2,573)**	(2,283)	(2,762)
Net loss allocated from joint venture	**–**	–	(622)
Gain (loss) on disposition of property, equipment and other assets	**(546)**	38	40
Other income, net	**976**	428	509
Income before noncontrolling interests and income taxes	**6,272**	1,116	550
Noncontrolling interests	**894**	3,003	–
Income before income taxes	**7,166**	4,119	550
Income tax expense	**2,793**	1,606	214
Net income	**4,373**	2,513	336
Dividends on preferred stock	**451**	–	–
Net earnings on common stock	**$ 3,922**	$ 2,513	$ 336
Net earnings per common share			
Basic	**$ 0.30**	$ 0.19	$ 0.03
Diluted	**$ 0.30**	$ 0.19	$ 0.03
Weighted average common shares outstanding			
Basic	**13,169**	13,169	12,265
Diluted	**13,555**	13,549	12,625

See Notes to Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS

July 31, 2006 and 2005
(In Thousands, Except Share Information)

	2006	2005
ASSETS		
Current Assets		
Cash and cash equivalents	$ 343	$ 229
Trade accounts receivable, less allowance for cash discounts and doubtful accounts of $1,080 and $1,507, respectively	14,441	16,188
Other receivables	91	411
Inventories	26,118	28,102
Prepaid expenses	2,007	2,578
Deferred income taxes	955	955
Total current assets	43,955	48,463
Property and Equipment		
In service	124,035	111,394
Construction in progress	4,093	7,350
	128,128	118,744
Less accumulated depreciation	(57,198)	(52,286)
Net property and equipment	70,930	66,458
Investment in Cooperative Bank	1,515	2,054
Goodwill	16,654	16,654
Other Assets	1,195	1,501
	$ 134,249	$ 135,130
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Notes payable	$ -	$ 10,000
Current portion of long-term debt	6,771	4,771
Accounts payable	7,250	4,197
Excess outstanding checks over cash on deposit	704	3,110
Accrued liabilities	5,957	6,229
Total current liabilities	20,682	28,307
Commitments and Contingencies	–	–
Long-Term Debt, net of current portion	28,545	25,385
Deferred Income Taxes	12,417	11,419
Other Liabilities	34	85
Mandatorily Redeemable Preferred Stock		
Series A, 6% cumulative, $100 par value, 533 shares authorized, 0 and 67 shares issued and outstanding as of July 31, 2006 and 2005, respectively	–	7
Total liabilities	61,678	65,203
Noncontrolling Interests	7,979	8,795
Stockholders' Equity		
Series D delivery preferred stock, non-cumulative, $.01 par value, 11,340,841 authorized, 11,275,297 shares issued and outstanding	113	113
Common stock, $.01 par value, 75,000,000 shares authorized, 13,169,382 shares issued and outstanding	132	132
Additional paid-in capital	62,872	62,807
Accumulated earnings (deficit)	1,475	(1,920)
Total stockholders' equity	64,592	61,132
Total liabilities and stockholders' equity	$ 134,249	$ 135,130

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended July 31, 2006, 2005 and 2004
(In Thousands)

	2006	2005	2004
Operating Activities			
Net income	$ 4,373	$ 2,513	$ 336
Adjustments to reconcile net income to net cash from operating activities:			
Depreciation and amortization	7,234	7,675	8,350
Undistributed patronage capital from cooperatives	(29)	(46)	(51)
(Gain) loss on disposition of property, equipment and other assets	546	(38)	(40)
Loss on asset impairment	–	–	704
Net loss allocated from joint venture under equity method	–	914	622
Deferred income taxes	998	1,038	150
Stock-based employee compensation	65	–	–
Payments for long-term marketing costs	–	–	(125)
Accrued promotional costs applied to marketing prepayments	–	5,442	–
Noncontrolling interests	(894)	(219)	–
Changes in assets and liabilities			
Trade receivables	1,747	(2,145)	(4,191)
Other receivables	320	626	223
Inventories	1,984	(2,891)	2,871
Prepaid expenses	(63)	(508)	156
Other assets	48	(36)	110
Accounts payable	3,053	(899)	1,176
Other accrued liabilities	(272)	1,273	329
Net Cash From Operating Activities	19,110	12,699	10,620
Investing Activities			
Purchases of property and equipment	(10,755)	(8,803)	(2,169)
Proceeds from sale of property, equipment and other assets	–	–	8
Investments in joint venture	–	(2,970)	(2,492)
Other investments	(476)	–	–
Distributions from joint venture	–	–	124
Proceeds from cooperative bank equity retirements	568	335	121
Acquisition of controlling interest in joint venture, net of cash acquired	–	(3,771)	–
Payments for package design costs	(180)	(773)	(345)
Net Cash Used For Investing Activities	(10,843)	(15,982)	(4,753)
Financing Activities			
Net change in excess outstanding checks over cash on deposit	(2,406)	3,110	(2,219)
Net change in short-term notes payable	(10,000)	(2,200)	2,495
Payments on long-term debt	(4,771)	(7,176)	(10,011)
Proceeds from long-term debt	9,931	9,069	–
Preferred stock retirements	(7)	(13)	(13)
Investments by noncontrolling interests	78	133	–
Dividends paid on common stock	(527)	–	–
Dividends paid on preferred stock	(451)	–	–
Issuance of common stock	–	–	5,000
Costs associated with issuing common stock	–	–	(535)
Net Cash From (Used For) Financing Activities	(8,153)	2,923	(5,283)
Net Change in Cash and Cash Equivalents	114	(360)	584
Cash and Cash Equivalents, Beginning of Year	229	589	5
Cash and Cash Equivalents, End of Year	$ 343	$ 229	$ 589
Supplemental Disclosures of Cash Flow Information			
Cash payments for			
Interest (net of amounts capitalized)	$ 2,649	$ 2,363	$ 2,932
Income taxes (refunded)	$ 1,451	$ 79	$ (842)
Supplemental Disclosures of Noncash Investing and Financing Activities			
Acquisition of controlling interest in joint venture:			
Current assets less cash		$ 38	
Current liabilities		(238)	
Goodwill		16,654	
Reported amount of previously held interests in joint venture		(3,802)	
Noncontrolling interests		(8,881)	
		$ 3,771	

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Years Ended July 31, 2006, 2005 and 2004
(In Thousands)

	Series D Delivery Preferred Stock		Common Stock		Additional	Treasury Stock			
	Shares	Amount	Shares	Amount	*Paid-in* Capital	Shares	Amount	Accumulated Earnings (Deficit)	Total
Balance, July 31, 2003	11,275	$ 113	12,555	$ 126	$ 60,188	294	$ (1,840)	$ (4,769)	$ 53,818
Issuance of common stock	–	–	614	6	3,154	(294)	1,840	–	5,000
Costs associated with issuing common stock	–	–	–	–	(535)	–	–	–	(535)
Net income for the year ended July 31, 2004	–	–	–	–	–	–	–	336	336
Balance, July 31, 2004	11,275	$ 113	13,169	$ 132	$ 62,807	–	$ –	$ (4,433)	$ 58,619
Net income for the year ended July 31, 2005	–	–	–	–	–	–	–	2,513	2,513
Balance, July 31, 2005	11,275	$ 113	13,169	$ 132	$ 62,807	–	$ –	$ (1,920)	$ 61,132
Dividends on common stock	–	–	–	–	–	–	–	(527)	(527)
Dividends on preferred stock	–	–	–	–	–	–	–	(451)	(451)
Stock-based employee compensation	–	–	–	–	65	–	–	–	65
Net income for the year ended July 31, 2006	–	–	–	–	–	–	–	4,373	4,373
Balance, July 31, 2006	11,275	$ 113	13,169	$ 132	$ 62,872	–	$ –	$ 1,475	$ 64,592

See Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended July 31, 2006, 2005 and 2004

Note 1 – Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Dakota Growers Pasta Company, Inc. ("Dakota Growers" or "the Company") is a North Dakota corporation that operates milling and pasta manufacturing facilities in Carrington, North Dakota. In addition, the Company's wholly owned subsidiary, Primo Piatto, Inc. ("Primo Piatto"), a Minnesota corporation, operates pasta manufacturing facilities in New Hope, Minnesota.

Principles of Consolidation

The consolidated financial statements are comprised of the Company, its wholly-owned subsidiary Primo Piatto, Inc., and DNA Dreamfields Company, LLC ("DNA Dreamfields"), which the Company began to consolidate in fiscal year 2005. All material inter-company accounts and transactions have been eliminated in the preparation of the consolidated financial statements.

The Company acquired an additional 17.25% ownership interest in DNA Dreamfields, effective May 1, 2005, resulting in an increase in the Company's ownership in DNA Dreamfields to 46.7%. As a result of the ownership increase and changes in the DNA Dreamfields operating agreement and other contractual agreements, the Company reevaluated whether DNA Dreamfields was a variable interest entity under FASB Interpretation No. 46(R), "Consolidation of Variable Interest Entities," (FIN 46(R)). The Company determined that DNA Dreamfields was a variable interest entity and that the Company was the primary beneficiary. Therefore, effective May 1, 2005, the Company began to include DNA Dreamfields in its consolidated financial statements. The financial statements for prior fiscal years have not been restated and therefore do not include consolidated data pertaining to DNA Dreamfields. The Company has included consolidated amounts for DNA Dreamfields in the income statement for the years ending July 31, 2005 and 2006. The Company had previously accounted for its investment in and share of net earnings or losses of its ownership interest in DNA Dreamfields Company, LLC under the equity method.

Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Reclassifications have been made to the financial statements as of July 31, 2005 and for the years ended July 31, 2005 and 2004 to facilitate comparability with the statements as of and for the years ended July 31, 2006. Such reclassifications have no effect on the net result of operations.

Risks and Uncertainties

The Company attempts to minimize the effects of durum wheat cost fluctuations mainly through forward contracting and through agreements with certain customers that provide for price adjustments based on raw material cost changes. Such efforts, while undertaken to attempt to minimize the risks associated with increasing durum costs on profitability, may temporarily prevent the Company from recognizing the benefits of declining durum prices.

Some of the Company's currently outstanding debt instruments have fixed interest rates to maturity. If the Company's operations require additional debt issuance, any changes in interest rates may have an impact on future results.

The Company's cash balances are maintained in various bank deposit accounts. The deposit accounts may exceed federally insured limits at various times throughout the year.

Impairment and Disposal of Long-Lived Assets

The Company accounts for impairment or disposal of long-lived assets in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of long-lived assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Long-lived assets to be disposed of by sale are reported at the lower of the carrying amount or fair value less costs to sell, and will cease to be depreciated. SFAS No. 144 also requires long-lived assets to be disposed of other than by sale to be considered as held and used until disposed of, requiring the depreciable life to be adjusted as an accounting change.

The Company recorded a loss on asset impairment of $704,000 during the year ended July 31, 2004. The impairment loss related to certain pasta production equipment which was under a purchase option agreement that expired in July 2004. Upon review, the Company determined the asset was impaired and adjusted to fair value which was estimated based on the current market conditions for similar equipment.

Goodwill

In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," the Company does not amortize goodwill. SFAS No. 142 requires that goodwill be evaluated for impairment at least annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. The Company used a discounted cash flow analysis in evaluating goodwill for impairment in fiscal years 2005 and 2006 and determined that no impairment charges were necessary.

Revenue Recognition

Revenues are recognized when risk of loss transfers, which occurs when goods are shipped. Pricing terms, including promotions and rebates, are final at that time. Revenues include amounts billed for products as well as any associated shipping costs billed to deliver such products.

The Company provides allowances for annual promotional

programs based upon annual sales volumes. Revenues are presented net of discounts and allowances of $26,474,000, $24,184,000 and $21,188,000 for the years ended July 31, 2006, 2005 and 2004, respectively.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and in financial institutions, and investments with maturities of less than 90 days.

Trade Accounts Receivable and Major Customers

The Company grants unsecured credit to certain customers who meet the Company's credit requirements. Trade accounts receivable are uncollateralized customer obligations due under normal terms and are generally noninterest bearing. Payments on trade receivables are allocated to specific invoices identified on a customer's remittance advice or, if unspecified, are generally applied to the earliest unpaid invoices. The carrying amount of the receivables is reduced by an amount that reflects management's best estimate of amounts that will not be collected. Trade accounts receivable are presented net of allowances for cash discounts and doubtful accounts, which totaled $1,080,000 and $1,507,000 as of July 31, 2006 and 2005, respectively.

One customer accounted for 15% and 17% of accounts receivable as of July 31, 2006 and 2005, respectively and 12%, 13% and 15% of net revenues for the years ended July 31, 2006, 2005 and 2004, respectively.

The following summarizes balance and activity information related to the allowance for cash discounts and doubtful accounts (in thousands):

	Balance at Beginning of Year	Charged to Costs and Expenses	Deductions from Allowance	Balance at End of Year
Allowance for cash discounts:				
Year ended July 31, 2006	$ 157	$ 2,695	$ (2,672)	$ 180
Year ended July 31, 2005	159	2,560	(2,562)	157
Year ended July 31, 2004	126	2,334	(2,301)	159
Allowance for doubtful accounts:				
Year ended July 31, 2006	$ 1,350	$ 640	$ (1,090)	$ 900
Year ended July 31, 2005	1,050	399	(99)	1,350
Year ended July 31, 2004	886	283	(119)	1,050
Allowance for cash discounts and doubtful accounts:				
Year ended July 31, 2006	$ 1,507	$ 3,335	$ (3,762)	$ 1,080
Year ended July 31, 2005	1,209	2,959	(2,661)	1,507
Year ended July 31, 2004	1,012	2,617	(2,420)	1,209

Inventories

Inventories are stated at the lower of cost or market, determined on a first-in, first-out (FIFO) basis, using product specific standard costs. The major components of inventories as of July 31, 2006 and 2005 are as follows (in thousands):

	2006	2005
Finished goods	**$ 19,589**	$ 20,840
Raw materials and packaging	**6,529**	7,262
	$ 26,118	$ 28,102

Concentration of Sources of Labor

The Company's total hourly and salaried workforce consists of approximately 416 employees, of which 32% are covered by collective bargaining agreements. The expiration dates of the union contracts are December 1, 2007 and September 30, 2008.

Property and Equipment

Property and equipment are stated at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred. When depreciable properties are retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Interest is capitalized on construction projects of higher cost and longer duration.

The initial acquisition of land by the Company was stated at the estimated fair value of the land at acquisition. Subsequent land acquisitions are recorded at cost.

Depreciation is provided for over the estimated useful lives of the individual assets using the straight-line method. The estimated useful lives used in the computation of depreciation expense range from 3 to 40 years. Depreciation expense totaled $5,686,000, $5,357,000 and $5,759,000 for the years ended July 31, 2006, 2005 and 2004, respectively.

Details relative to property and equipment are as follows (in thousands):

	2006	2005
Land and improvements	**$ 2,934**	$ 2,934
Buildings	**22,899**	22,713
Equipment	**98,202**	85,747
Property and equipment in service	**124,035**	111,394
Construction in progress	**4,093**	7,350
Less accumulated depreciation	**(57,198)**	(52,286)
	$ 70,930	$ 66,458

Investment in Cooperative Bank

Investment in cooperative bank is stated at cost, plus unredeemed patronage refunds received in the form of capital stock.

Other Assets

The Company capitalizes package design costs, which relate to certain third party costs to design artwork and to produce die plates and negatives necessary to manufacture and print packaging materials according to Company and customer specifications. These costs are amortized ratably over three to five year periods based on estimated useful life. Minor revisions are expensed as incurred. If a product design is discontinued or replaced prior to the end of the amortization period, the remaining unamortized balance is charged to expense. Package design costs are presented net of accumulated amortization totaling $4,849,000 and $4,381,000 as of July 31, 2006 and 2005, respectively.

Prepaid marketing costs relate to payments made to certain customers covering contract terms and pricing for varying periods extending beyond one year. These costs are amortized in proportion to sales volumes over the term of the agreement.

The breakdown of other assets, net of accumulated amortization, is as follows (in thousands):

	2006	2005
Package design costs	$ 555	$ 862
Prepaid marketing costs	–	300
Other	640	339
	$ 1,195	$ 1,501

Accrued Liabilities

Accrued liabilities consist of the following (in thousands):

	2006	2005
Accrued promotional costs	$ 2,213	$ 2,752
Accrued interest	664	778
Accrued freight	418	527
Other	2,662	2,172
	$ 5,957	$ 6,229

Shipping and Handling Costs

Shipping and handling costs are included in cost of goods sold upon shipment of the Company's product to its customers.

Advertising

Costs of advertising are expensed as incurred. Advertising expenses included in the consolidated income statement totaled $2,808,000 and $5,062,000 (primarily related to consumer advertising for Dreamfields™ pasta products) for the year ended July 31, 2006 and July 31, 2005, respectively, and were immaterial for the fiscal year ended July 31, 2004.

Research and Development

Research and development costs are expensed as incurred. Research and development expenses included in the consolidated income statement for the years ended July 31, 2006 and July 31, 2005 totaled $730,000 and $1,059,000, respectively, including $229,000 and $551,000, respectively, incurred by DNA Dreamfields which the Company began to consolidate in fiscal year 2005. Research and development expenses totaled $152,000 for the year ended July 31, 2004.

Interest Expense, Net

The Company earns patronage refunds from its patronage-based debt issued through CoBank based on its share of the net interest income earned by CoBank. These patronage refunds received are applied against interest expense.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates expected to apply when the differences are expected to reverse. Deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Stock Options

Effective August 1, 2005, the Company adopted Statement of Financial Accounting Standard No. 123 (revised 2004), "Share Based Payment" (SFAS No. 123R). Under SFAS No. 123R, the Company is required to recognize, as expense, the estimated fair value of all share based payments to employees. In accordance with this standard, the Company has elected to recognize the compensation cost of all service based awards on a straight-line basis over the vesting period of the award. Performance based awards are recognized ratably for each vesting tranche.

Prior to adopting SFAS No. 123R, the Company had elected to follow Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its employee stock options and had adopted the pro forma disclosure requirements under SFAS No. 123, "Accounting for Stock-Based Compensation." Prior to August 1, 2005, the Company had not recognized any compensation expense under APB No. 25 upon the granting or exercise of stock options because the exercise price was equal to or greater than the market price of the underlying stock on the date of grant.

Earnings per Share

Basic Earnings per Share (EPS) is calculated by dividing net earnings on common stock by the weighted average number of common shares effective and outstanding during the period. Diluted EPS includes the effect of all potentially dilutive securities, such as options and convertible preferred stock.

Dilutive securities, consisting of stock options and convertible preferred stock, included in the calculation of diluted weighted average common shares totaled 386,000 shares, 380,000 shares and 360,000 shares for the years ended July 31, 2006, 2005 and 2004, respectively. As there is currently no established public trading market for the Company's common stock, the Company has assumed the proceeds from the exercise of stock options would reduce debt and, thus, interest expense for purposes of calculating diluted EPS.

Recently Issued Accounting Standards

The FASB issued SFAS No. 151, "Inventory Costs, an amendment of ARB 43, Chapter 4" in November 2004. This Statement amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) so as to require such costs to be treated as current period charges. Further, this Statement requires that the allocation of fixed overhead costs to the inventoriable production costs be based on the normal capacity of the production facilities. The provisions of this Statement are effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company adopted SFAS No. 151 in the quarter ended October 31, 2005. The adoption of this statement did not have a material impact on the Company's financial statements. However, future changes in the Company's production or logistics could have a material impact on the Company's financial statements as a result of this statement.

In June 2006, the FASB issued FASB Interpretation No. 48 (FIN No. 48), "Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109", which clarifies the accounting for uncertainty in income taxes recognized in accordance with SFAS No. 109, "Accounting for Income Taxes." FIN No. 48 clarifies the application of SFAS No. 109 by defining criteria that an individual tax position must meet for any part of the benefit of that position to be recognized in the financial statements. Additionally, FIN No. 48 provides guidance on the measurement, de-recognition, classification and disclosure of tax positions along with the accounting for the related interest and penalties. The provisions of FIN No. 48 are effective for the fiscal years beginning after December 15, 2006, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The Company will be required to adopt FIN No. 48 for its fiscal year beginning August 1, 2007. The Company does not expect this Statement to have a material impact on its financial statements upon adoption. However, future changes in the Company's income tax situation may have a material impact on the Company's financial statements as a result of this Statement.

Note 2 – DNA Dreamfields Company, LLC

DNA Dreamfields was formed by the Company and other food technology, manufacturing and consumer products marketing enterprises to develop, manufacture and sell low digestible carbohydrate pasta, rice and potatoes under the Dreamfields™ brand name. The Company initially acquired a 24% ownership interest in DNA Dreamfields during fiscal year 2004. At that time, the Company accounted for the investment using the equity method after reviewing the applicability of FIN 46(R) to the Company's interest in DNA Dreamfields. The Company increased it economic ownership in DNA Dreamfields to 29.5% in November 2004.

The Company acquired an additional 17.25% ownership interest in DNA Dreamfields effective May 1, 2005, resulting in an increase in the Company's ownership in DNA Dreamfields to 46.7%. In conjunction with the Company's increase in ownership in DNA Dreamfields, the DNA Dreamfields operating agreement was amended whereby Dakota Growers was named the managing member of DNA Dreamfields. As a result of the ownership increase and changes in the DNA Dreamfields operating agreement and other contractual agreements, the Company reevaluated whether DNA Dreamfields was a variable interest entity under FIN 46(R). The Company determined that DNA Dreamfields was a variable interest entity and that the Company was the primary beneficiary. Therefore, effective May 1, 2005, the Company began to include DNA Dreamfields in its consolidated financial statements. Goodwill totaling $16,654,000 was recorded in conjunction with the Company's consolidation of DNA Dreamfields. The financial statements for prior fiscal years have not been restated and therefore do not include consolidated data pertaining to DNA Dreamfields. The Company has included consolidated amounts for DNA Dreamfields in the income statements for the years ending July 31, 2006 and July 31, 2005. The Company had previously accounted for its investment in and share of net earnings or losses of its ownership interest in DNA Dreamfields Company, LLC under the equity method. The net loss allocated from joint venture on the income statement for the year ended July 31, 2004 represent amounts reported under the equity method.

Following is summary balance sheet information for DNA Dreamfields as of April 30, 2005 prior to consolidation (in thousands):

Current assets	$	267
Current liabilities	$	239
Members' equity		28
Total liabilities and members' equity	$	267

Following are summary pro forma consolidated results of operations as if DNA Dreamfields were consolidated for the year ended July 31, 2004 (in thousands except earnings per share):

Net revenues	$ 144,560
Gross profit	14,879
Operating income	806
Net income	336
Basic net earnings per common share	0.03

The Company has entered into a manufacturing agreement with DNA Dreamfields whereby Dakota Growers is the exclusive manufacturer of Dreamfields™ pasta. The Company has also entered into a services agreement with DNA Dreamfields under which the Company provides administrative, accounting, information technology, sales, customer service and distribution services to DNA Dreamfields. Shipments of Dreamfields™ pasta began in February 2004.

Pursuant to the terms of the services agreement with DNA Dreamfields, sales of Dreamfields™ products are included in the Company's net revenues. Manufacturing, distribution, and promotional costs incurred by the Company related to Dreamfields™ products are included in the applicable line items of the Company's income statement. The Company calculates a net amount due to DNA Dreamfields based on the total sales of Dreamfields™ product less related Dreamfields™ product and selling costs, as outlined in the manufacturing agreement. Prior to consolidating DNA Dreamfields in its financial statements, the Company presented this net amount due to DNA Dreamfields, which totaled $2,712,000 for the year ended July 31, 2004, in the Company's cost of goods sold. Service fee income from DNA Dreamfields totaling $119,000 for the year ended July 31, 2004 is included in net revenues. All material inter-company accounts and transactions have been eliminated in the preparation of the consolidated financial statements as of and for the years ended July 31, 2006 and 2005.

The Company entered into a "2005 Line of Credit Loan Agreement" with DNA Dreamfields in the fourth quarter of fiscal year 2005. Under that Agreement, the Company has agreed to loan up to $5,000,000 to DNA Dreamfields, with DNA Dreamfields able to repay and reborrow amounts under the Line of Credit Loan Agreement from time to time. The Line of Credit Loan Agreement matures on May 31, 2010. The balance outstanding related to advances to DNA Dreamfields under the Line of Credit Loan Agreement totaled $2,184,000 and $465,000 as of July 31, 2006 and July 31, 2005, respectively. These amounts have been eliminated in the preparation of the consolidated financial statements. To secure the obligations of DNA Dreamfields under the 2005 Line of Credit Loan Agreement, the other member/owners of DNA Dreamfields have pledged their Membership Units in DNA Dreamfields to the Company.

Note 3 – Short-Term Notes Payable

Effective June 1, 2006, the Company secured a $25 million revolving credit facility with CoBank that extends through May 30, 2007. Interest on the revolving line is currently charged at a variable rate established by CoBank based on CoBank's cost of funds, although the facility also allows for a fixed rate option. There was no balance outstanding under this revolving line of credit arrangement as of July 31, 2006. However, the balance outstanding was $10.0 million as of July 31, 2005. The Company had $25.0 million available for borrowings under the line of credit as of July 31, 2006. Weighted average interest rates on short-term borrowings were 6.40%, 4.84% and 3.50% for the years ended July 31, 2006, 2005 and 2004, respectively.

Note 4 – Long-Term Debt

Information regarding long-term debt at July 31, 2006 and 2005 is as follows (in thousands):

	2006	2005
Non-patronage term loan from CoBank due in annual principal installments of $1,200,000 through September 30, 2008, interest at 5.71%, collateralized by all assets of the Company	**$ 3,600**	$ 4,800
Senior Secured Guaranteed Notes, Series A, due in annual principal installments of $2,571,000 through August 1, 2008, interest at 8.04%, collateralized by all assets of the Company	**7,716**	10,287
Senior Secured Guaranteed Notes, Series B, due in annual principal installments of $1,000,000 through August 1, 2010, interest at 8.14%, collateralized by all assets of the Company	**5,000**	6,000
Term loan from CoBank due in quarterly installments of $500,000 for four quarters starting August 20, 2006 and of $1,100,000 quarterly thereafter through May 20, 2011, variable interest (5.59% at July 31, 2005; 7.59% at July 31, 2006), collateralized by all assets of the Company	**19,000**	9,069
Total long-term debt	**35,316**	30,156
Less current portion	**6,771**	4,771
Net long-term debt	**$ 28,545**	$ 25,385

Aggregate future maturities required on long-term debt are as follows (in thousands):

Years ending July 31,	
2007	6,771
2008	9,171
2009	9,174
2010	5,400
2011	4,800
Thereafter	–
	$ 35,316

The Company has a $3,600,000 letter of credit commitment with CoBank, securing the non-patronage loan from CoBank. The letter of credit commitment is subject to a commitment fee of 1.0% on an annualized basis and expires December 31, 2008. Advances on the letter of credit commitment are payable on demand.

The Company's debt agreements with CoBank and the institutional note holders obligate the Company to maintain or achieve certain amounts of equity and financial ratios and impose restrictions on the Company. The Company was in compliance with these financial covenants as of July 31, 2006.

The Company incurred $2,960,000, $2,518,000 and $2,879,000 of interest on long and short-term debt and other obligations in fiscal years 2006, 2005 and 2004, respectively, of which $243,000, $121,000 and $14,000 was capitalized in the respective periods. Patronage income from CoBank of $144,000, $114,000 and $103,000 was netted against interest expense on the statement of operations for the years ended July 31, 2006, 2005 and 2004, respectively.

Note 5 – Stockholders' Equity

The Company is authorized to issue 75,000,000 shares of Common Stock, $.01 par value per share, 2,731 shares of Series C Preferred Stock, $100 par value per share, 11,340,841 shares of Series D Delivery Preferred Stock, $.01 par value per share, 130,000 shares of Series E Junior Participating Preferred Stock, $.01 par value per share, and 13,525,370 shares of undesignated preferred stock, $.01 par value per share.

Holders of Series C Preferred Stock shall receive payment of a non-cumulative annual dividend at the rate of 6% of the $100 par value on each share of Series C Preferred Stock. Each share of Series C Preferred Stock is convertible into 24 shares of Common

Stock and 24 shares of Series D Delivery Preferred Stock of the Company. The conversion ratio shall be proportionately adjusted at any time the outstanding shares of Common Stock are increased or decreased without payment by or to the Company or the Company's shareholders.

Each share of Series D Delivery Preferred Stock of the Company gives its holder the privilege, but not the obligation, to deliver one bushel of durum wheat to the Company each year on a "first-come, first-served" basis. Because the privilege of a holder of Series D Delivery Preferred Stock to deliver durum wheat to the Company only arises if the Company requires durum, the privilege is not absolute. Holders of Series D Delivery Preferred Stock will be entitled to receive, if and when declared by the Board of Directors, a non-cumulative annual dividend of up to $.04 per share on each share of Series D Delivery Preferred Stock held by such holder. The Company must pay holders of Series D Delivery Preferred Stock a dividend of at least $.01 per share before paying any dividends on Common Stock.

The Board of Directors of the Company adopted a Rights Plan that became effective July 1, 2002. Under the Rights Plan, the Board of Directors of the Company has declared a dividend of one purchase right (a "Right") for each outstanding share of Common Stock held. Each Right will entitle the holder to purchase from the Company one-hundredth of one share of Series E Junior Participating Preferred Stock at a specified price, subject to certain adjustments. The Rights will not become exercisable, and will not be transferable apart from the Company's shares of Common Stock, until a person or group has acquired 15% or more of the Company's Common Stock or has commenced a tender or exchange offer for 15% or more of the Company's Common Stock. In those events, each Right will entitle the holder (other than the acquiring person or group) to receive, upon exercise, common shares of either the Company or the acquiring company having value equal to two times the exercise price of the Right. The Rights issued under the Rights Plan will be redeemable by the Company's Board of Directors in certain circumstances and will expire ten years from the date of adoption.

On July 30, 2004, the Company completed the sale of 909,091 shares of Common Stock, which included 294,456 shares of Common Stock held in treasury at that time, to MVC Capital, Inc.

On December 15, 2005, the Company's Board of Directors authorized the payment of $0.04 per share dividend on its Series D Delivery Preferred Stock and a non-periodic dividend payment of $0.04 per share on its common stock, payable on January 10, 2006 to shareholders of record as of December 19, 2005.

Note 6 – Mandatorily Redeemable Preferred Stock

The Company adopted SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity" effective August 1, 2003. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. Many of these instruments were previously classified as equity. SFAS No. 150 requires that an issuer classify a financial instrument that is within its scope as a liability, or as an asset in some circumstances. This Statement applies to three types of freestanding financial instruments. One type of financial instrument to which SFAS No. 150 applies is mandatorily redeemable shares, which the issuing company is obligated to buy back in exchange for cash or assets.

The Company is authorized to issue 533 shares of Series A Preferred Stock, $100 par value per share. The Company had 0 and 67 shares of Series A Preferred Stock outstanding as of July 31, 2006 and 2005 respectively. The Series A Preferred Stock was required to be redeemed ratably on a quarterly basis through December 2005. Each share of Series A Preferred Stock entitled its holder to receive a cumulative annual dividend of 6% of the $100 par value per share. As the shares of Series A Preferred Stock were mandatorily redeemable, these shares were classified as a liability in the Company's consolidated balance sheet and "dividends" paid on the Series A Preferred Stock were recorded as interest expense upon adoption of SFAS No. 150. "Dividends" paid on Series A Preferred Stock prior to the adoption of SFAS No. 150 were not reclassified as interest cost.

Note 7 – Employee Benefit Plans

Dakota Growers Pasta Company, Inc. and Primo Piatto, Inc. have a 401(k) plan that covers employees who have met age and service requirements. The plan covers employees who have reached 18 years of age and who have completed 500 hours of service within six months. The Company matches 100% on the first 3% of the employees' elected deferral and 50% on the next 2%. Employer contributions to the plan totaled $499,000, $437,000 and $377,000 for the years ended July 31, 2006, 2005 and 2004, respectively.

Primo Piatto, Inc. is also required to contribute to a multi-employer pension plan covering certain hourly employees subject to a collective bargaining agreement. Such employees may also participate in the 401(k) plan but are excluded from amounts contributed by Primo Piatto. Contributions to the pension plan for the years ended July 31, 2006, 2005 and 2004 totaled $83,000, $51,000 and $60,000, respectively.

Note 8 – Income Taxes

Significant components of the Company's deferred tax assets and liabilities as of July 31, 2006 and 2005 related to temporary differences are as follows (in thousands):

	2006	2005
Deferred tax assets		
AMT credit carryforward	$ –	$ 851
Accounts receivable allowances	421	588
Accrued expenses and other reserves	534	367
Other	68	138
Total deferred tax assets	1,023	1,944
Deferred tax liabilities		
Property and equipment	(12,485)	(12,408)
Net deferred tax liabilities	$(11,462)	$(10,464)

Classified in the accompanying balance sheets as follows:

	2006	2005
Current assets	$ 955	$ 955
Noncurrent liabilities	(12,417)	(11,419)
Net deferred tax liabilities	$(11,462)	$(10,464)

At July 31, 2005, the Company had an AMT credit carryforward of $851,000, which is being utilized in the year ended July 31, 2006. Management believes it is more likely than not that the deferred tax assets as of July 31, 2006 will be realized through the generation of future taxable income and tax planning strategies.

Income tax expense for the years ended July 31, 2006, 2005 and 2004 consists of the following (in thousands):

	2006	2005	2004
Current income tax expense	$1,795	$ 568	$ 64
Deferred income taxes	998	1,038	150
Income tax expense	$2,793	$1,606	$ 214

The reconciliation of the federal statutory income tax rate to the effective income tax rate for the years ended July 31, 2006, 2005 and 2004 is as follows:

	2006	2005	2004
Federal statutory income tax rate	34.0%	34.0%	34.0%
State income taxes, net of federal income tax effect	5.0	5.0	5.0
Effective income tax rate	39.0%	39.0%	39.0%

Note 9 – Fair Value of Financial Instruments

The fair value of a financial instrument is generally defined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced liquidation sale. Quoted market prices are generally not available for the Company's financial instruments. Accordingly, fair values are based on judgments regarding anticipated cash flows, future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates involve uncertainties and matters of judgment, and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The carrying amount of cash and cash equivalents, receivables, payables, short-term debt and other current assets and liabilities approximates fair value because of the short maturity and/or frequent repricing of those instruments.

The Company believes it is not practical to estimate the fair value of the securities of non-subsidiary cooperatives without incurring excessive costs because there is no established market for these securities and it is inappropriate to estimate future cash flows, which are largely dependent on future patronage earnings of the non-subsidiary cooperatives.

Based upon current borrowing rates with similar maturities, the fair value of the long-term debt approximates the carrying value as of July 31, 2006 and 2005.

Note 10 – Operating Leases

The Company leases equipment and office space under operating lease agreements. Future obligations for operating leases for fiscal years ended July 31 are as follows (in thousands):

2007	$ 954
2008	229
2009	153
2010	73
2011	14
Thereafter	–
	$ 1,423

Lease expense totaled $1,462,000, $1,413,000 and $1,402,000 for the years ended July 31, 2006, 2005 and 2004, respectively.

Note 11 – Sale-Leaseback

The Company entered into a sale-leaseback transaction effective March 29, 2002, for certain pasta production equipment. Proceeds from the sale totaled $5 million. The lease, which is classified as operating, sets forth an initial term of five years and calls for lease payments of $72,000 per month. At the end of the initial lease term, the Company may renew the lease at fair rental value, terminate the lease and surrender the equipment with the payment of a 10% of equipment cost remarketing fee, or purchase the equipment for $1,750,000. The Company realized a gain on the sale of $255,000, which was deferred and is being amortized in proportion to the gross rentals charged to expense over the five-year lease term. Minimum rentals required under the lease, which are also included in the future lease obligations disclosed in Note 10, for fiscal year ending July 31, 2007 total $576,000.

Note 12 – Commitments and Contingencies

The Company forward contracts for a certain portion of its future durum wheat requirements. At July 31, 2006, the Company had outstanding commitments for grain purchases totaling $15,873,000 related to forward purchase contracts. These contracts are set price contracts to deliver grain to the Company's mill, and are not derivative in nature as they have no net settlement provision and are not transferable.

Pursuant to certain warehouse agreements, the Company is obligated to minimum monthly storage and handling amounts totaling $1,888,000 and $1,537,000 for the years ending July 31, 2007 and 2008, respectively.

The Company has entered into a long-term marketing agreement, which includes volume commitments, with Safeway, Inc. through August 31, 2006. The Company has also entered into an agreement with Gruppo Euricom, an Italian pasta manufacturer, to be the exclusive distributor of Gruppo Euricom's Italian pasta and rice products in the United States and Canada with an initial term through August 2006. These products are primarily sold in the private label retail and foodservice markets.

The Company is subject to various lawsuits and claims which arise in the ordinary course of its business. While the results of such litigation and claims cannot be predicted with certainty, management believes the disposition of all such proceedings, individually or in aggregate, should not have a material adverse effect on the Company's financial position, results of operations or cash flows.

Note 13 – Stock Option Plans

On January 31, 1997 the Cooperative's Compensation Committee of the Board of Directors (the "Compensation Committee") adopted the Dakota Growers Incentive Stock Option Plan (the "Plan"). The Plan was ratified by the Cooperative members at the annual meeting in January 1998. The Compensation Committee or the Board of Directors has the power to determine the key management employees of the Company to receive options and the number of shares to be optioned to each of the employees. Options granted under the Plan are for the purchase of Series C Convertible Preferred Stock at fair market value, which were convertible into Equity Stock as a cooperative, and are now convertible into Common Stock and Series D Delivery Preferred Stock as a corporation at the option of the employee, under the applicable conversion ratio. The maximum number of preferred shares that may be issued pursuant to options granted under the Plan is 15,000, all of which have been issued. Each share of Series C Preferred Stock is convertible into 24 shares of Common Stock and 24 shares of Series D Delivery Preferred Stock of the Company. The conversion ratio is proportionately adjusted if the Company increases the outstanding shares of Common Stock or Series D Delivery Preferred Stock, as applicable, without payment by or to the Company or the Company's shareholders for such additional shares (e.g. stock split, stock dividend or other action). Options granted under the Plan must be exercised within ten years from the date such options are granted. In the event of the employee's termination with the Company, all exercisable options may be exercised within 90 days of the termination date. If not exercised, such options lapse.

The Company's 2002 Stock Option Plan (the "2002 Plan") was adopted by the Board of Directors on November 21, 2002. All options granted under the 2002 Plan are non-qualified stock options and are for the purchase of the Company's Common Stock. The maximum number of shares of Common Stock that may be issued pursuant to options granted under the 2002 Plan is 294,456 shares, all of which have been issued. Stock options granted under the 2002 Plan expire 10 years from the date of grant.

On November 21, 2002 the Board of Directors adopted the Dakota Growers Pasta Company, Inc. 2003 Stock Option Plan (the "2003 Plan"), which was approved by the Company's shareholders at the Annual Meeting on January 11, 2003. The 2003 Plan covers 500,000 shares of the Company's Common Stock. Participation in this Plan shall be limited to officers, directors, employees, vendors or consultants of the Company or any subsidiary of the Company. Options granted under the 2003 Plan may be incentive stock options (as defined under Section 422 of the Code) or non-qualified stock options, as determined by the 2003 Plan administrator at the time of grant of an option and subject to the applicable provisions of Section 422 of the Code and the regulations promulgated there under. The stock options generally expire 10 years from the date of grant. If the employment of the Optionee is terminated by any reason other than his or her death or disability, all exercisable options may be exercised within 90 days of the termination date. If not exercised, such options lapse.

The following tables set forth information regarding stock options outstanding and exercisable:

	Options to purchase Series C Convertible Preferred Stock			
	Number of Series C Convertible Preferred Shares	Option Price per Share	Weighted Average Exercise Price	Exercisable
Outstanding at July 31, 2003	2,731	$100-$150	$112.56	2,731
Exercised	–			
Granted	–			
Forfeited/Expired	–			
Outstanding at July 31, 2004	2,731	$100-$150	$112.56	2,731
Exercised	–			
Granted	–			
Forfeited/Expired	–			
Outstanding at July 31, 2005	2,731	$100-$150	$112.56	2,731
Exercised	–			
Granted	–			
Forfeited/Expired	(754)	$100	$100	
Outstanding at July 31, 2006	1,977	$100-$150	$117.35	1,977

	Options to purchase Common Stock			
	Number of Common Shares	Option Price per Share	Weighted Average Exercise Price	Exercisable
Outstanding at July 31, 2003	294,456	$6.25	$6.25	294,456
Exercised	–			
Granted	80,524	$4.25	$4.25	
Forfeited/Expired	–			
Outstanding at July 31, 2004	374,980	$4.25-$6.25	$5.82	294,456
Exercised	–			
Granted	–			
Forfeited/Expired	–			
Outstanding at July 31, 2005	374,980	$4.25-$6.25	$5.82	334,722
Exercised	–			
Granted	141,256	$4.00	$4.00	
Forfeited/Expired	(130,399)	$4.00-$6.25	$5.81	
Outstanding at July 31, 2006	385,837	$4.00-$6.25	$5.16	242,517

Effective August 1, 2005, the Company adopted Statement of Financial Accounting Standard No. 123 (revised 2004), "Share Based Payment" (SFAS No. 123R). Under SFAS No. 123R, the Company is required to recognize, as expense, the estimated fair value of all share based payments to employees. In accordance with this standard, the Company has elected to recognize the compensation cost of all service based awards on a straight-line basis over the vesting period of the award. Performance based awards are recognized ratably for each vesting tranche. For the year ended July 31, 2006, the Company recorded stock-based employee compensation expense of $65,000.

Prior to adopting SFAS No. 123R, the Company had elected to follow Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its employee stock options and had adopted the pro forma disclosure requirements under SFAS No. 123, "Accounting for Stock-Based Compensation." Prior to August 1, 2005, the Company had not recognized any compensation expense under APB No. 25 upon the granting or exercise of stock options because the exercise price was equal to or greater than the market price of the underlying stock on the date of grant.

The fair value of the stock options granted was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: 2006 - risk free interest rate of 4.4%, expected dividend yield of 1.0%, expected life of 5 years and volatility of 30%; 2004 - risk free interest rate of 2.3%, expected dividend yield of zero and an expected life of 3 years. The pro forma application of Statement of Financial Accounting Standard (SFAS) No. 123 "Accounting for Stock-Based Compensation" would not have had a material impact on net income and earnings per share for the years ended July 31, 2005 and 2004.

A summary of the status of the Company's issued but nonvested stock options as of July 31, 2006, and changes during the year ended July 31, 2006, is presented below:

Nonvested Stock Options	Common Shares	Weighted-Average Grant-Date Fair Value
Nonvested at August 1, 2005	40,258	$ 4.25
Granted	141,256	$ 4.00
Vested	(20,132)	$ 4.25
Forfeited/Expired	(18,062)	$ 4.04
Nonvested at July 31, 2006	143,320	$ 4.03

As of July 31, 2006, there was approximately $120,000 of total unrecognized compensation cost related to nonvested employee stock options. That cost is expected to be recognized over a period of 2.9 years.

Note 14 – Related Party Transactions

Amounts due from executive officers totaled $47,000 and $82,000 as of July 31, 2006 and 2005, respectively.

Note 15 – Continued Dumping and Subsidy Offset Act of 2000

U.S. Customs and Border Protection ("Customs") has distributed antidumping and countervailing duties assessed on certain pasta imported from Italy and Turkey to affected domestic producers pursuant to the Continued Dumping and Subsidy Offset Act of 2000 (the "Offset Act"), which was enacted in October 2000. The Company received payments in the amount of $1,103,000, $425,000 and $903,000 in December 2005, 2004 and 2003, respectively, under the Offset Act. The Company repaid $305,000 to Customs in April 2004, pursuant to a reclamation request from Customs. The net proceeds received under the Offset Act have been classified as Other Income on the Income Statement. The Company cannot reasonably estimate the potential amount, if any, that it may receive under the Offset Act in future periods as any such amount will be based upon future events over which the Company has little or no control, including, but not limited to, the amount of expenditures by domestic pasta producers and the amount of antidumping and countervailing duties collected by Customs.

Note 16 – Quarterly Financial Data (Unaudited)

Summary quarterly results are as follows (in thousands, except per share amounts):

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Year ended July 31, 2006:				
Net revenues	$ 44,072	$ 42,490	$ 41,968	$ 42,979
Gross profit	5,240	4,366	6,403	6,596
Operating income	1,372	120	3,047	3,876
Net income	399	617	1,487	1,870
Basic net earnings per common share	0.03	0.01	0.11	0.15
Year ended July 31, 2005:				
Net revenues	$ 35,877	$ 40,698	$ 39,122	$ 39,922
Gross profit	3,980	4,915	5,117	5,428
Operating income (loss)	(1,704)	824	1,948	1,865
Net income (loss)	(185)	764	1,004	930
Basic net earnings (loss) per common share	(0.01)	0.06	0.08	0.07

The quarterly results for the year ended July 31, 2005 are presented on a proforma basis to include the results of operations of DNA Dreamfields in the consolidated income statement for the entire year.

The above quarterly financial data is unaudited, but in the opinion of management, all adjustments necessary for a fair presentation of the selected data for these interim periods presented have been included.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee, Board of Directors and Stockholders
Dakota Growers Pasta Company, Inc.
Carrington, North Dakota

We have audited the accompanying consolidated balance sheets of Dakota Growers Pasta Company, Inc. and Subsidiary as of July 31, 2006 and 2005, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the years ended July 31, 2006, 2005, and 2004. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we do not express such an opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Dakota Growers Pasta Company, Inc. and Subsidiary as of July 31, 2006 and 2005, and the results of its operations and its cash flows for each of the years ended July 31, 2006, 2005, and 2004, in conformity with accounting principles generally accepted in the United States of America.

Eide Bailly LLP

Eide Bailly LLP
Minneapolis, Minnesota
October 24, 2006

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

BOARD OF DIRECTORS


John S. Dalrymple III


John D. Rice Jr.


Curtis R. Trulson


Allyn K. Hart


Michael E. Warner


Eugene J. Nicholas


Roger A. Kenner


Michael T. Tokarz


James F. Link


Jeffrey O. Topp

BOARD COMMITTEES

Compensation Committee
John S. "Jack" Dalrymple III
Curtis R. Trulson
Michael E. Warner

Audit Committee
Curtis R. Trulson
John S. "Jack" Dalrymple III
Michael E. Warner

Nomination Committee
John S. "Jack" Dalrymple III
John D. Rice Jr.
Timothy J. Dodd

Policy Committee
Allyn K. Hart
Curtis R. Trulson
James F. Link

EXECUTIVE OFFICERS
Timothy J. Dodd, President and Chief Executive Officer
Edward O. Irion, Chief Financial Officer

CORPORATE INFORMATION

CORPORATE HEADQUARTERS
Dakota Growers Pasta Company, Inc.
One Pasta Avenue
Carrington, ND 58421
701-652-2855

AUDITORS
Eide Bailly LLP
Minneapolis, MN

INQUIRIES REGARDING YOUR STOCK HOLDINGS
CUSIP # 23422 P106

Registered Shareholders (shares held by you in your name) should address communications concerning statements, dividend payments, address changes, lost certificates and other administrative matters to:

Wells Fargo Bank, N.A.
Shareholder Services
161 North Concord Exchange
South St. Paul, MN 55075
Customer Service: 1-800-468-9716
website: www.wellsfargo.com/shareownerservices

When inquiring about your stockholdings, please mention Dakota Growers Pasta Co., your name, Social Security number, address and telephone number.

Beneficial Shareholders (shares held by your broker in the name of the brokerage house) should direct communications on all administrative matters to your stockbroker.

ANNUAL MEETING
January 6, 2007
Registration 11 a.m., Meeting 1 p.m.
Lake Region State College
1801 College Drive North
Devils Lake, ND 58301

FORM 10-K
A copy of the Company's 2006 Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, is available through the Company's website or SEC's EDGAR system at www.sec.gov. It will also be furnished without charge upon written request to:

INVESTOR RELATIONS
Dakota Growers Pasta Company, Inc.
One Pasta Avenue
Carrington, ND 58421
701-652-2855

WEBSITE
www.dakotagrowers.com

Originally organized in 1991 as a cooperative of durum wheat growers, Dakota Growers Pasta Company, Inc. continues as the third largest producer of dry pasta products in North America. Dakota Growers is a leading supplier to the retail store brand, foodservice and ingredient pasta markets. Processing plants are located in Carrington, North Dakota and New Hope, Minnesota. The Company employs approximately 416 people.

DAKOTA GROWERS PASTA CO.

One Pasta Avenue
Carrington, ND 58421
Phone: (701) 652-2855
Fax: (701) 652-3552
www.dakotagrowers.com